U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒	Form 20-F	☐	Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

Form 51-102F3
Material Change Report

1.	REPORTING ISSUER

MFC Industrial Ltd. ("MFC") Suite 1620, 400 Burrard Street
Vancouver, British Columbia, V6C 3A6

2.	DATE OF MATERIAL CHANGE

January 14, 2013

3.	NEWS RELEASE

A press release disclosing the nature and substance of the material change was issued by MFC on January 14, 2013 through the news wire services of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change

MFC announced that its board of directors declared an annual cash dividend for 2013 of US$0.24 per common share (the "Dividend").

The Dividend will be paid in equal quarterly installments of $0.06 by MFC. The first payment of $0.06 per common share will be paid on February 8, 2013 to shareholders of record on January 25, 2013.

5.	Full Description of Material Change

MFC announced the Dividend on January 14, 2013. The Dividend, which is US$0.24 per common share, will be paid in equal quarterly installments of $0.06 by MFC.

The first payment of $0.06 per common share will be paid on February 8, 2013 to shareholders of record on January 25, 2013. For such payment, MFC's common shares will trade ex-dividend on January 23, 2013. The remaining quarterly Dividend payments of $0.06 per common share in 2013 are expected to be made to shareholders of record in March, June and September of 2013. The Dividend is subject to customary Canadian withholding tax for non-resident shareholders.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Michael Smith
President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)

9.	Date of Report

January 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	January 23, 2013